82-4980

03 DEC 15 AM 7:21

03045166

TRANSMISSÃO PAULISTA

FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2003

SUPPL

12/17

REGISTRATION AT CVM DOES NOT IMPLY ANY OPINION ON THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE TRUTHFULNESS OF THE INFORMATION MENTIONED HEREIN.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CTEEP-CIA. DE TRANSM DE ENERGIA ELÉTR. PAULISTA**	**02.998.611/0001-04**
4 - NIRE NUMBER **353.001.705.71**		

01.02 - HEAD OFFICE

1 - FULL ADDRESS R. BELA CINTRA, 847 – 9th floor			2 - AREA OR DISTRICT CONSOLAÇÃO	
3 - POSTAL CODE 01415-903	4 - MUNICIPALITY SÃO PAULO			5 - STATE SP
6 - AREA CODE 011	7 - PHONE 3214-1527	8 - PHONE 3151-5766	9 - PHONE 3138-7505	10 - TELEX
11 - DDD 011	12 - FAX 3151-5723	13 - FAX 3151-5789	14 - FAX -	
15 - E-MAIL cteep@cteep.com.br				

01.03 - SHAREHOLDERS' RELATIONSHIP DIRECTOR (Mailing Address)

1 – NAME CLÁUDIO CINTRÃO FORGHIERI				
2 – ADDRESS R. BELA CINTRA, 847 – 6th floor			3 – AREA OR DISTRICT CONSOLAÇÃO	
4 – POSTAL CODE 01415-903	5 – MUNICIPALITY SÃO PAULO			6 - STATE SP
7 – AREA CODE 011	8 – PHONE 3138-7560	9 - PHONE 3151-5788	10 - PHONE 3231-1173	11 – TELEX
12 – AREA CODE 011	13 – FAX 3151-5774	14 - FAX -	15 – FAX -	
16 - E-MAIL ri@cteep.com.br				

01.04 – REFERENCE/AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRECEDING QUARTER		
1 – Beginning	2 - End	3 - Number	4 - Beginning	5 - End	6 - Number	7 - Beginning	8 - End
01/01/2003	12/31/2003	3	07/01/2003	09/30/2003	2	04/01/2003	06/30/2003
9 – NAME OF AUDITOR TREVISAN AUDITORES INDEPENDENTES					10 - CVM CODE 00210-0		
11 – AUDITOR IN CHARGE ORLANDO OCTÁVIO DE FREITAS JÚNIOR					12 - Tax ID of auditor in charge (CPF) 084.911.368-78		

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CTEEP-CIA. DE TRANSM DE ENERGIA ELÉTR. PAULISTA**	**02.998.611/0001-04**

01.05 – OWNERSHIP

Amount of Shares (thousands)	1 - Current Quarter 09/30/2003	2 - Preceding Quarter 06/30/2003	3 - Same quarter preceding year 09/30/2002
Paid-in capital			
1 – Common	62,558,663	62,558,663	62,558,663
2 – Preferred	86,726,372	86,726,372	86,726,372
3 – Total	149,285,035	149,285,035	149,285,035
Treasury			
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 - DESCRIPTION OF THE COMPANY

1 – TYPE OF COMPANY Commercial, Industrial, Other
2 – TYPE OF SITUATION Operational
3 – NATURE OF OWNERSHIP State-owned
4 – ACTIVITY CODE 1990200 - Electric Power Services
5 – MAIN ACTIVITY Electric power transmission
6 – TYPE OF CONSOLIDATED FINANCIAL STATEMENTS Not submitted
7 – TYPE OF AUDITORS' REPORT Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – Corporate tax ID (CNPJ)	3 – NAME

01.08 - CASH DISTRIBUTION DETERMINED AND/OR PAID DURING THE QUARTER OR THEREAFTER

1 - Item	2 - Event	3 - Approval	4 – Distribution	5 - Beginning of payment	6 - Type of share	7 - Amount of distribution per share
01	RCA	05/12/2003	Interest on own capital	08/27/2003	Nominative Common (ON)	0,0004581839
02	RCA	05/12/2003	Interest on own capital	08/27/2003	Preferred Nominative (PN)	0,0004581839
03	RCA	09/03/2003	Interest on own capital	06/29/2004	Nominative Common (ON)	0,0005281775
04	RCA	09/03/2003	Interest on own capital	06/29/2004	Preferred Nominative (PN)	0,0005281775

01.01 - IDENTIFICATION

1 - CVM CODE	2 – NAME	3 – Corporate Tax ID (CNPJ)
01837 – 6	**CTEEP-CIA. DE TRANSM DE ENERGIA ELÉTR. PAULISTA**	**02.998.611/0001-04**

01.09 - SUBSCRIBED CAPITAL AND CHANGES DURING THE YEAR

1 – Item	2 - Date of Change	3 - Share Capital (thousands of reais)	4 - Change (thousands of reais)	5 - Source of Change	7 - Quantity of Shares Issued (thousands)	8 - Share Issue Price (Reais)

01.10 - SHAREHOLDER RELATIONSHIP DIRECTOR

1 – DATE	2 – SIGNATURE
11/13/2003	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME	3 - Corporate Tax ID (CNPJ)
01837 – 6	**CTEEP–CIA DE TRANSM DE ENERGIA ELÉTR. PAULISTA**	**02.998.611/0001-04**

02.01 - BALANCE SHEET - ASSETS (in Thousands of Reals)

1 – Code	2 – Description	3 - 09/30/2003	4 – 06/30/2003
1	Total Assets	4,290,688	4,239,299
1.01	Current Assets	571,346	535,832
1.01.01	Cash and banks	273,158	266,511
1.01.01.01	Cash	728	1,130
1.01.01.02	Short-term investments	272,430	265,381
1.01.02	Credits	112,672	86,139
1.01.02.01	Accounts receivable from customers	112,672	86,139
1.01.03	Inventories	22,597	24,388
1.01.04	Other	162,919	158,794
1.01.04.01	Accounts receivables – from Finance State Department	120,240	118,210
1.01.04.02	Deferred Income Tax and Social Contribution	21,238	16,724
1.01.04.03	Guarantees and Deposits with the Brazilian Central Bank	6,722	6,309
1.01.04.04	Prepaid Expenses	396	2,239
1.01.04.05	Other	14,323	15,312
1.02	Long-Term Assets	306,769	318,894
1.02.01	Credits Diverses	168,264	190,218
1.02.01.01	Accounts receivables – from Finance State Department	168,264	190,218
1.02.03	Other	138,505	128,676
1.02.03.01	Disposal of Assets and Rights	78,882	78,882
1.02.03.02	Allowance for Doubtful Debtors	(78,882)	(78,882)
1.02.03.03	Deferred Income Tax and Social Contribution	82,575	76,178
1.02.03.04	Guarantees and Deposits with the Brazilian Central Bank	53,025	49,593
1.02.03.05	Other	2,905	2,905
1.03	Permanent Assets	3,412,573	3,384,573
1.03.01	Investments	4,245	4,245
1.03.01.03	Other investments	4,245	4,245
1.03.02	Property, Plant and Equipment	3,408,328	3,380,328
1.03.02.01	In use	2,942,117	2,946,483
1.03.02.02	Under construction	498,524	466,158
1.03.02.03	Special obligations	(32,313)	(32,313)

01.01 - IDENTIFICATION

1 - CVM CODE	2 – NAME	3 - Corporate Tax ID (CNPJ)
01837 - 6	**CTEEP-CIA DE TRANSM DE ENERGIA ELÉTR. PAULISTA**	**02.998.611/0001-04**

02.02 - BALANCE SHEET - LIABILITIES (in Thousands of Reals)

1 - Code	2 – Description	3 – 09/30/2003	4 - 06/30/2003
2	Total liabilities	4,290,688	4,239,299
2.01	Current Liabilities	283,875	248,060
2.01.01	Loans and Financings	40,939	38,727
2.01.03	Trade accounts payable	24,865	21,678
2.01.04	Taxes, Duties and Contributions	28,297	19,402
2.01.04.01	Income Tax	9,191	1,725
2.01.04.02	INSS (Social Security – benefit to employee)	4,899	4,394
2.01.04.03	FGTS (Guarantee Deposit – benefit to employee)	1,204	1,157
2.01.04.04	COFINS (Social Contribution on sales and revenues)	1,709	1,304
2.01.04.05	PIS/PASEP (Social Integration Program on sales and revenues)	1,072	1,003
2.01.04.06	Inspection Tax – ANEEL	232	232
2.01.04.07	Social Contribution on net income	5,247	5,247
2.01.04.08	Other	4,743	4,340
2.01.05	Dividends Payable	72,567	62,789
2.01.05.01	Dividends Declared	182	182
2.01.05.02	Interest on own capital	72,385	62,607
2.01.06	Provisions	84,493	69,878
2.01.06.01	Provision for payroll	27,506	28,306
2.01.06.02	Provision for payroll / social charges	11,093	10,876
2.01.06.03	Provision for taxes	34,029	30,696
2.01.06.04	Program of Volunteer Dismissal	11,865	0
2.01.07	Related-party debts	16,806	16,566
2.01.08	Other	15,908	19,020
2.01.08.01	Consumer Charges – RGR	4,058	4,269
2.01.08.02	Others	11,850	14,751
2.02	Long-Term Liabilities	469,821	455,441
2.02.01	Loans and Financings	68,627	70,338
2.02.03	Provisions	170,888	152,075
2.02.03.01	Provision for labor contingencies	79,236	62,857
2.02.03.02	Provision for fiscal contingencies	83,804	81,370
2.02.03.03	Provision for Payments to the Social Security	6,825	6,825
2.02.03.04	Provision for civil contingencies	1,023	1,023
2.02.04	Related-party debts	205,447	208,333
2.02.05	Others	24,859	24,695
2.02.05.01	Deferred Income Tax	16,374	16,374
2.02.05.02	Others	8,485	8,321

01.01 - IDENTIFICATION

1 - CVM CODE	2 – NAME	3 - Corporate Tax ID (CNPJ)
01837 - 6	**CTEEP-CIA. DE TRANSM DE ENERGIA ELÉTR. PAULISTA**	**02.998.611/0001-04**

02.02 - BALANCE SHEET - LIABILITIES (in Thousands of Reals)

1 - Code	2 – Description	3 – 09/30/2003	4 – 06/30/2003
2.03	Deferred income	155,697	159,943
2.05	Shareholders' Equity	3,381,295	3,375,855
2.05.01	Paid-in capital	462,000	462,000
2.05.02	Capital Reserves	2,593,035	2,593,035
2.05.02.01	Donations and Fiscal Incentives	1,952,573	1,952,573
2.05.02.02	Interest on property, plant and equip. under construction own capital	633,053	633,053
2.05.02.03	Funds for capital increase	666	666
2.05.02.04	Fiscal incentives – FINAM	6,743	6,743
2.05.04	Earnings reserves	131,297	131,696
2.05.04.01	Legal	34,922	34,922
2.05.04.02	Statutory	46,200	46,200
2.05.04.04	Unrealized income	50,175	50,574
2.05.05	Retained earnings	194,963	189,124

01.01 - IDENTIFICATION

1 - CVM CODE	2 – NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CTEEP-CIA. DE TRANSM DE ENERGIA ELÉT. PAULISTA**	**02.998.611/0001-04**

03.01 - STATEMENT OF INCOME (in Thousands of Reals)

1 - Code	2 – Description	3 - 07/01/2003 – 09/30/2003	4 - 01/01/2003 - 09/30/2003	5 - 07/01/2002 – 09/30/2002	6 - 01/01/2002 – 09/30/2002
3.01	Gross sales	254,232	650,283	208,822	557,247
3.01.01	Revenue from use of Electric Power Network	252,016	645,615	205,564	547,696
3.01.02	Other Revenues	2,216	4,668	3,258	9,551
3.02	Deductions from gross sales	(16,639)	(45,326)	(12,091)	(33,746)
3.02.01	RGR	(5,724)	(17,172)	(4,434)	(13,337)
3.02.02	COFINS	(7,560)	(19,441)	(6,278)	(16,719)
3.02.03	PIS/PASEP	(3,300)	(8,612)	(1,348)	(3,610)
3.02.04	ISSQN	(55)	(101)	(31)	(80)
3.03	Net Sales	237,593	604,957	196,731	523,501
3.04	Cost of sales	(174,652)	(461,063)	(143,189)	(430,813)
3.04.01	Personnel	(70,599)	(210,362)	(69,198)	(195,213)
3.04.02	Program of Volunteer Dismissal	(11,865)	(11,865)	0	0
3.04.03	Materials	(5,870)	(15,199)	(5,586)	(15,249)
3.04.04	Third-party services	(22,437)	(57,183)	(20,092)	(50,867)
3.04.05	Depreciation	(40,119)	(120,325)	(40,055)	(121,020)
3.04.06	Provisions for Contingencies	(18,814)	(25,839)	(5,204)	(13,300)
3.04.07	Other expenses	(4,948)	(20,290)	(3,054)	(35,164)
3.05	Gross Income	62,941	143,894	53,542	92,688
3.06	Operating income / expense	(51,379)	(86,309)	(19,176)	(27,976)
3.06.03	Financial	(51,379)	(86,309)	(19,176)	(27,976)
3.06.03.01	Financial income	32,541	98,440	32,680	97,016
3.06.03.01.01	Goodwill amortization	4,246	12,739	4,246	12,739
3.06.03.01.02	Revenue	26,179	72,628	16,330	47,842
3.06.03.01.03	Ongoing Monetary variation	2,116	13,073	12,104	36,435
3.06.03.02	Financial expenses	(83,920)	(184,749)	(51,856)	(124,992)

01.01 - IDENTIFICATION

1 - CVM CODE	2 – NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CTEEP-CIA. DE TRANSM DE ENERGIA ELÉT. PAULISTA**	**02.998.611/0001-04**

03.01 - STATEMENT OF INCOME (in Thousands of Reals)

1 - Code	2 – Description	3 - 07/01/2003 – 09/30/2003	4 - 01/01/2003 - 09/30/2003	5 - 07/01/2002 – 09/30/2002	6 - 01/01/2002 – 09/30/2002
3.06.03.02.01	Expense	(84,659)	(164,956)	(36,631)	(100,151)
3.06.03.02.02	Negative monetary variation	739	(19,793)	(15,225)	(24,841)
3.07	Operating income	11,562	57,585	34,366	64,712
3.08	Non-Operating Income	(5,075)	(5,023)	4,835	(5,082)
3.08.01	Income	394	2,327	5,589	6,540
3.08.02	Expenses	(5,469)	(7,350)	(754)	(11,622)
3.09	Income before taxes and profit shares	6,487	52,562	39,201	59,630
3.10	Provision for Income Tax and Social Contribution on income	(12,921)	(33,487)	(16,066)	(28,934)
3.10.01	Social Contribution	(2,327)	(6,007)	(3,884)	(6,631)
3.10.02	Income Tax	(10,594)	(27,480)	(12,182)	(22,303)
3.11	Deferred income tax	6,397	8,786	2,105	11,634
3.11.01	Deferred social contribution	1,693	2,326	660	3,061
3.11.02	Deferred income tax	4,704	6,460	1,445	8,573
3.13	Reversal of interest on own capital	78,849	147,249	32,000	86,353
3.15	Income for the year	78,812	175,110	57,240	128,683
	Number of shares, Ex-Treasury (thousands)	149,285,035	149,285,035	149,285,035	149,285,035
	Earnings per share	0,00053	0,00117	0,00038	0,00086

04.01 – NOTES

1 BUSINESS OF THE COMPANY

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista is a publicly owned company with the Government of the State of Sao Paulo as the major shareholder and its key business area is serving as a concessionare for the provision of electrical power utility services in the State of Sao Paulo [Brazil]; its key activities are: planning, building and operating power transmission systems, in addition to Research and Development programs in power transmission and other related activities as respects currently available technology, either individually or jointly with private and government-owned entities. The Company's activities are both regulated and inspected by the Brazilian Electric Power Regulatory Agency ("ANEEL").

The company was organized as a result of the partial wind-up of CESP – Companhia Energética de São Paulo, and started its operations on April 1, 1999.

The Company incorporated EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A. on November 10, 2001.

2 CORPORATE GOVERNANCE

On September 2002 the Company adhered to special Corporate Governace practices – Level 1, issued by BOVESPA, the Sao Paulo Stock Exchange. As a consequence, the Company had its preferred shares included in the IBOVEPA and was made part of the Corporate Governance Index ("IGC").

The provisions of the cited agreement ensure a higher level of transparency of the Company towards the marketplace, investors and stockholders and make it easier for stakeholders to monitor any moves of both the management and the major stockholder.

3 PRESENTATION OF QUARTERLY INFORMATION

Quarterly Information - ITR have been prepared in agreement with accounting policies issuing from the Brazilian Corporate Law, regulations laid down by the Brazilian Securities and Exchange Commission – CVM, and rules of specific laws applicable to electric power utility concessionaires set forth by the National Agency of Electric Energy – ANEEL.

These ITR are in compliance with the principles, methods and criteria adopted by CTEEP for the year ended December 31, 2002.

All amounts presented in these ITR are expressed in thousands of Reals.

4 SUMMARY OF MAIN ACCOUNTING PRACTICES

4.1 Specific Accounting Practices

a. Financial Expenses and Monetary and Exchange Gains or Losses

As set forth under Accounting Instructions 6.3.10, item 4, of the Accounting Manual for Electric Power Utility Companies, interest and other financial expenses and monetary and exchange gains or losses in connection with borrowings from third parties effectively invested in property, plant and equipment under construction are recorded in this subgroup increase the cost.

4.2 General Accounting Practices

a. Short-term Investments

Short-term investments are recorded at cost, with corresponding accrued interest earned until the closing date for the applicable period.

b. Accounts receivables from customers

It includes amounts invoiced for the use of connection and basic network systems by electric power utility concessionaires and companies interconnected to such systems.

c. Inventories / Stores

Materials in stores are valued and recorded at their average purchase cost, which does not exceed their replacement value. Materials meant for construction are recorded under property, plant and equipment under construction.

d. Property, Plant and Equipment

Items that are part of Property, Plant and Equipment are recorded at their purchase and/or construction cost, including the effects of monetary restatement until December 31, 1995, plus Complementary Monetary Correction – CMC created by Law 8200, of June 28, 1991, interest on own capital until December 31, 1998, financial charges, monetary and exchange gains or losses on borrowings and financing linked to the constructions in course, minus accumulated depreciation and amortization.

Depreciation is determined by the straight-line method based on annual rates going from 2% to 8.3% for assets linked to the transmission system, 10% for furniture and fixtures and 20% for vehicles, pursuant to Resolution 002, of December 24, 1997, updated by Resolution 44, of March 17, 1999, issued by the National Agency of Electric Energy – ANEEL.

e. Assets and Liabilities subject to Adjustment for Monetary/Exchange Variations

When subject to some for of adjustment, assets will be adjusted based on indexes established in law or in contract, up to the closing date of the applicable period.

f. Deferred Income

This relates to the balance of the "unamortized goodwill" arising from an investment valued by the equity in earnings method for the then subsidiary EPTE – Empresa Paulista de Transmissão de Energia Elétrica S. A., incorporated by the Company on November 10, 2001.

The unamortized goodwill referred to above is recorded on a monthly basis; the end of the amortization period was determined to be the expiry date of the concession agreement with the then subsidiary company, which was December 2012.

g. Social Contribution and Income Tax

Social contribution and Income tax are determined pursuant to the applicable law based on net income, adjusted by including nondeductible expenses, excluding nontaxable revenues and including and/or excluding temporary differences.

h. Net Income per Thousand of Shares

It is determined considering the amount of shares of paid-in capital, on the closing date of the applicable period.

5 RECEIVABLES - FINANCE STATE DEPARTMENT

			09.30.03	06.30.03
	Current	Long Term	Total	Total
Benefits - Law 4.819/58	30,032	57,561	87,593	92,670
Credit Rights Assignment Agreement	80,522	25,895	106,417	121,507
Agreement for the Acknowledgement and Consolidation of Obligations	8,019	62,818	70,837	70,982
Disposal of Real Property	1,667	13,057	14,724	14,754
Other	-	8,933	8,933	8,515
	120,240	168,264	288,504	308,428

5.1 Benefits – Law 4.819/58

Amounts referring to advances made by CESP – Companhia Energética de São Paulo, from November of 1981 to May of 1983, in order to pay benefits for employees under the State of São Paulo Retirement and Pension Plan, pursuant to State Law 4.819/58.

As a result of CESP's partial spin-off, such credits were transferred to CTEEP, and an agreement was entered into with the State Department on August 06, 1999, to receive such amount in 84 monthly installments, adjusted according to the variation of the General Market Price Index – IGP-M, plus interest of 6% p.a., beginning on September 1999 and scheduled to end on August 2006.

5.2 Contracts for Assignment of Credit Rights

Contracts for the assignment of credit rights have been executed, with the State Finance Department as consenting intervenor, whereby CESP - Companhia Energética de São Paulo assigns to CTEEP the right to receive a portion of the credits set forth under the Instruments for Acknowledgement and Consolidation of Debts entered into by and between CESP and the State Finance Department, on November 17 and December 1, 2000. For such credits, CTEEP assigned to CESP the amount of R$142,000 thousand as follows:

a. For the contract executed on March 27, 2003, CTEEP assigned to CESP the amount of R$ 64,000 thousand, which shall be received by the Company in 9 consecutive installments, started on April 1 and ending on December 1, 2003; and

b. For the contract executed on June 27, 2003, CTEEP assigned to CESP the amount of R$ 78,000 thousand, which shall be received by the Company in 13 consecutive installments, starting on January 2, 2004 and ending on January 3, 2005.

The contractual amounts shall be adjusted monthly using the Interbank Deposit Certificate (CDI) rate, plus interest of 8% p.a.

Upon the receipt of the last installment of the applicable contracts, a financial settlement shall be agreed so as to ensure yield for the funds disbursed by the Company, at the agreed contractual rate, since the installments disbursed by the State Finance Department are restated monthly by the IGP-M rate variation, plus interest of 6% p.a.

5.3 Agreement for the Acknowledgment and Consolidation of Obligations

On May 2, 2002, an agreement of Acknowledgement and Consolidation of Obligations was entered into with the State Department, in which the STATE acknowledges and admits that it owes the CTEEP the amounts corresponding to disbursements originally made by CESP – Companhia Energética de São Paulo, from 1990 to 1999, for the payment of complementation of retirement and pensions resulting from benefits provided under State Law 4819/58, and the amount so admitted is adjusted for inflation up to January of 2002, pursuant to the variation of UFESP (Monetary Unit of reference from State of São Paulo), and as of February of 2002, pursuant to the monthly variation of IGP-M, plus 6% p.a. Reimbursement will be made in 120 monthly and successive installments, the first due on August 01, 2002 and the last on July 01, 2012.

5.4 Account receivable from fixed assets disposals.

On July 31, 2002, Instrument Peculiar of Transaction was signed, with promise of property alienation, recognition of obligations and payment commitment, with the General office of State of the Businesses of Finance, where the State recognizes and assume a debt with the Company, for the value of R$ 12,243, corresponding to the market value of the total area of the busy property for the State, using, partially, for the construction of the units prisionais, denominated "Cadeião".

The State commits to compensate the Company of such amount in 120 installments monthly, same and successive, first due on August 01, 2002 and the last on July 01, 2012, including monthly monetary variation in accordance with IGP-M and interests of 6% p.a.

5.5 Other

In addition to the abovementioned amounts, CESP – Companhia Energética de São Paulo made advances to pay for monthly expenses in connection with family allowances, pursuant to benefits provided under Law 4.819/58, amounting to R$ 2,218, which, in the partial spin-off, were also allocated to CTEEP; and R$ 6,715, in connection with labor suits of retired employees, settled by CTEEP, which were the State's responsibility, thus totaling R$ 8,933. CTEEP has made arrangements with the Finance Secretariat to be reimbursed for such amount.

6 DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

These are amounts referring to credits to be offset against future tax gains, determined on provisions that are temporarily nondeductible and controlled in section "B" of Taxable Income Control Register – LALUR, arising from the following provisions:

			09.30.03	06.30.03
	Income Tax	Social Contribution	Total	Total
Fiscal Contingencies	20,951	7,543	28,494	27,666
Allowance for Doubtful Debtors	18,470	6,002	24,472	24,472
Labor Contingencies	19,809	7,132	26,941	21,372
Social Security Contingencies	1,706	614	2,320	2,320
Civil Contingencies	256	92	348	348
	61,192	21,383	82,575	76,178

7 DISPOSAL OF ASSETS AND RIGHTS

7.1 Transmission Line (LT) - Taquaruçu - Assis - Sumaré

As a result of the bid for Transmission Line Taquaruçu – Assis – Sumaré, conducted by ANEEL, the amount of R$ 3,240 was established to reimburse CTEEP for making available studies and designs of the work under reference, and such amount was received in August of 2000.

Considering that the book value of such investment amounted to R$ 11,626, and in order to protect its economic and financial balance, CTEEP claims an additional indemnification of R$ 8,386 with the Granting Authority.

7.2 Technical Center for Equipment Maintenance - CETEMEQ

On April 13, 1998, an Agreement for the Assignment and Transfer of Rights and Obligations was entered into by and between EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A., merged into by CTEEP on November 10, 2001, and Eletropaulo Metropolitana Eletricidade de São Paulo S.A., of the real estate located at Rua Lavapés, 463, Cambuci, São Paulo, amounting to R$ 70,496, at market value, to be paid in 21 equal installments, monthly and successive, due on the first business day of each month, starting on May of 1998. Considering Eletropaulo Metropolitana Eletricidade de São Paulo S.A.'s refusal to recognize the transaction according to the abovementioned amount and having not received the installments, EPTE filed execution proceedings on February 11, 1999 and October 18, 2000, which are in course before the 1st e 36th Civil Court of the Central Court Jurisdiction of São Paulo, respectively.

In December of 2000 the net book value of such asset amounting to R$ 4,904 was written off from Property, Plant and Equipment, and entries for sale, taxes levied on earnings, allowance for doubtful debtors and corresponding tax credits were recorded.

04.01 – NOTES

8 PROPERTY, PLANT AND EQUIPMENT

			09.30.03	06.30.03
	Adjust Cost	Accumulated Deprecition	Net Balance	Net Balance
In Use				
Intangible	56,596	-	56,596	56,596
Land	81,554	-	81,554	81,554
Buildings, Construction works &	556,319	(281,627)	274,692	280,222
Machinerty and Equipment	4,423,654	(1,915,338)	2,508,316	2,511,202
Vehicles	34,949	(24,834)	10,115	5,759
Furniture and fixtures	21,932	(11,088)	10,844	11,150
	5,175,004	(2,232,887)	2,942,117	2,946,483
Under construction	498,524	-	498,524	466,158
Special Obligations				
Fund for Reserval/Amortization	(20,547)	-	(20,547)	(20,547)
Quota Retention	(3,506)	-	(3,506)	(3,506)
Donations Received	(8,260)	-	(8,260)	(8,260)
	(32,313)	-	(32,313)	(32,313)
	5,641,215	(2,232,887)	3,408,328	3,380,328

Pursuant to Articles 63 and 64 of Decree 41.019, of February 26, 1957, assets and facilities used in transmission, including sale, are restricted to such services, and may not be removed, disposed of, assigned or given as mortgage guarantee without the previous and express consent of the Regulating Authority. The Resolution 20/99 of ANEEL regulates the removal of restrictions on assets of Electric Power Utility concessions, granting previous authorization for the removal of restrictions on assets unserviceable to the concession, when meant for disposal, and further sets forth that the proceed of the disposal be deposited in a blocked bank account and that such funds be invested in concession activities.

04.01 – NOTES

9 LOANS, FINANCING AND DEBT CHARGES

	09.30.03				06.30.03
		Principal			
	Charges	Current	Long Term	Total	Total
Foreign Currency					
Financial institutions	1,642	25,106	50,212	76,960	73,463
Domestic Curreny					
Fundação CESP	-	14,133	17,667	31,800	34,784
ELETROBRÁS - PRONI	8	50	748	806	818
	8	14,183	18,415	32,606	35,602
	1,650	39,289	68,627	109,566	109,065

9.1 Financial Institutions

They refer to the credit agreement with Banco Societé Générale, signed on April 14 of 1998, in the amount of FRF 269,528 thousand, corresponding to US$ 41,500 thousand, with the guarantee of Banco Real S.A. On such financing, that contributes for investments in Transmission Transformer Sub-station - ETT - Miguel Reale, biannual interest is charged at the rate of 6.38% p.a.; and for Banco Real S.A. a post-shipment commission of 2.25% is paid in advance every six months, on the disbursed balance.

Amortization will take place in 10 biannual installments, equal and consecutive, beginning on November of 2001 ending on May of 2006.

9.2 Fundação CESP

It refers to the agreements of Acknowledgement of Indebtedness and Other Covenants, signed in November of 1997, with intervention and consent of Complementary Pension Secretariat, whose end is foreseen for November of 2005.

Charges are determined based on the variation of the actuarial cost of the Plan of Complementation of Retirement and Pension for Employees of CTEEP (IGP-DI plus interest at 6% p.a.), or according to the variation of TR (rate of Reference from Brazilian Government) plus interest of 8% p.a., the higher of the two indexes shall apply, and incorporated into the principal on a monthly basis.

9.3 Long-Term Amortization Program

	Currency	
Maturity Year	Foreign	Domestic
2004	12,553	3,798
2005	25,106	13,931
2006	12,553	50
2007	-	50
2008	-	50
After 2008	-	536
	50,212	18,415

	Agreement				
Institution	Begins	Ends	Amortization	Interest Rate	09.30.03 Principal
Societé Générale	2001	2006	10 biannual	Eurolibor	75,318
Fundação CESP	1997	2005	96 months	IGP-DI	31,800
ELETROBRÁS - PRONI	1994	2021	80 quarterly	UFIR	798
					107,916

10 FISCAL PROVISIONS - COFINS

CTEEP have been contesting in court the constitutionality since August 1999, of the tax rate increase from 2% to 3%, and the increased basis for taxation, including financial revenues and no operating revenues, of Contribution for Social Security Financing – COFINS, pursuant to Law 9718/99.

While awaiting for a final decision to be rendered on the matter, a provision is being made for the amounts, and CTEEP is making the corresponding deposits in court.

11 PROGRAM OF VOLUNTEER DISMISSAL

In September 2003, the company decide to implement the "Program of Volunteer Resignation" for its employees, seeking the reduction of the workers chart and the consequently reduction of its operational expenses.

The adhesion to the mentioned programs began on the 1st day of September 2003 and ended on the 30th, making a total of 95 employees.

The rescission of the contracts began in October 2003 and should be finished in December 2003, with provision amount of R$ 11,865 thousand.

12 RELATED – PARTY DEBTS

The value of R$ 16,806 thousand classified on the Current Liability and R$ 205,447 thousand on the Long-term liability, refer to the balance of two contracts of Debt Confession for Financing Actuarial Shortage with CESP Foundation, referring to the Plans of Supplementary Benefits Proportional Settled- BSPS, with are monthly due and ending expected for November 2017, updates for the alteration of the actuarial cost (IGP-DI added to interests of 6% a.a).

13 PROVISIONS FOR CONTINGENCIES

The contingencies were evaluated and classified in accordance with the probability of realization, showed on table below:

	Loss Expectation			09.30.03	06.30.03
	Probably	Possible	Remote	Total	Total
Labor	79,236	56,446	105,336	241,018	237,127
Several Civil Suits	1,023	-	-	1,023	1,023
Tax - IPTU	83,804	-	-	83,804	81,370
Tax - INSS	6,825	-	-	6,825	6,825
	170,888	56,446	105,336	332,670	326,345

The expectation of loss for each contingence is classified as:

- Probably – causes in which negative ending for the company has a huge possibility of happening;
- Possible – causes in which there are medium possibilities of loss to the company; and
- Remote – causes of little possibility of loss to the company.

Provisions have been formed for the contingence classified as probably loss.

Every three months, the actions will be reevaluated and the provisions will be complemented, if necessary.

13.1 Labor Contingencies

CTEEP has undertaken to be specifically liable for certain legal suits, before different courts, resulting from the partial spin-off processes of CESP – Companhia Energética de São Paulo, and ELETROPAULO – Eletricidade de São Paulo S.A.

13.2 Municipal Real Estate Tax - IPTU

Provision made on account of debts with the City Halls of São Paulo and São José dos Campos.

13.3 National/Social Security Institute - INSS

On August 10, 2001, CTEEP received a notice issued by the National Social Security Institute – INSS on compensations paid to employees, as advances – meals, morning snack and basic basket, referring to the period from April of 1999 to July of 2001. Consequently, Management resolved to create a provision, accomplishing the concerning judicial deposit.

14 SHAREHOLDERS' EQUITY

14.1 Capital Stock

The authorized share capital of CTEEP totals R$ 1,469,090, of which R$ 615,696 in common shares and R$ 853,394 in preferred shares, all nominative shares without certificates and with no par value.

Capital stock represents the statutory paid-in capital amounting to R$ 462,000, divided into 149,285,035 thousand shares, of which 62,558,663 thousand common shares and 86,726,372 thousand preferred shares.

Preferred shares are non-voting shares. However, they have priority for redemption of capital and payment of dividends of 10% p.a., no cumulative, calculated on the paid-in capital corresponding to this type of shares.

04.01 – NOTES

14.2 Company Ownership

On September 30, 2003, the main shareholders of CTEEP were as follows:

	Amount of Shares - In Thousands					
	Common	%	Preferred	%	Total	%
State of São Paulo Government & Associated Companies						
State Department	33,134,661	52.97	6,321,252	7.29	39,455,913	26.43
Banco Nossa Caixa S.A.	5,136,117	8.21	7,686,364	8.86	12,822,481	8.59
Companhia do Metropolitano de São Paulo - METRÔ	1,979,332	3.16	-	-	1,979,332	1.33
Other	82,933	0.13	153,576	0.18	236,509	0.15
	40,333,043	64.47	14,161,192	16.33	54,494,235	36.50
Others shareholders						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836	9.85	46,626,882	53.76	52,787,718	35.36
Federal Government	9,556,151	15.28	-	-	9,556,151	6.40
BNDES Part S.A.- BNDESPAR	-	-	2,950,169	3.40	2,950,169	1.98
Providence Cashbook for Banco do Brasil employees	296,439	0.47	1,348,158	1.55	1,644,597	1.10
CESP Foundation	-	-	1,564,300	1.80	1,564,300	1.05
LIGHTPAR - Light Participações S.A.	-	-	979,190	1.13	979,190	0.66
Fundação Petrobrás de Seguridade Social - PETROS	-	-	902,700	1.04	902,700	0.60
Wisteria Holdings	691,424	1.11	6,400	0.01	697,824	0.47
The Bank of New York - ADR Department	36,999	0.06	100,786	0.12	137,785	0.09
Other (1)	5,483,771	8.76	18,086,595	20.86	23,570,366	15.79
	22,225,620	35.53	72,565,180	83.67	94,790,800	63.50
	62,558,663	100.00	86,726,372	100.00	149,285,035	100.00

(1) This includes shareholders that hold an interest not exceeding 5% of the voting stock on an individual basis.

14.3 Earnings

a. Legal Reserve

Composed of 5% of the net income for the year, before any appropriation, up to a maximum of 20% of capital stock.

b. Statutory reserve

The By-laws of CTEEP provides for the creation of this reserve at the rate of 20% of the net income for the year, minus legal reserve and dividends and/or interest on own capital, up to the limit of 10% of capital stock.

c. Unrealized Income Reserve

Unrealized income result from a credit balance of net balance sheet adjustment for inflation until 1995. This reserve is realized in proportion to depreciation and amortization of property, plant and equipment. Realized amounts are transferred to the retained earnings account on a monthly basis.

14.4 Dividend Payout to Shareholders

In accordance with Paragraph 1 of article 31 of the By-laws, dividend payout to shareholders takes place every six months based on the paid-up capital, as follows:

- 10% per year to preferred shares; and
- up to 10% per year to common shares.

According to the provisions of Law 9249, of December 26, 1995, corporations subject to taxable income are entitled to pay interest on equity capital to their shareholders, subject to the existence of net profits before the deduction of any such interest; or on the amount of retained earnings and profit reserves, in either case limited to 50% of the balances of the respective accounts, thus allowing the deduction of the interest paid to shareholders from the taxable income.

On this context, in August 27, 2003, remunerative interest were paid over the own capital to the shareholders, with the value of R$ 68,400 (R$ 62,183 thousand of tax at source on net income). On a meeting that happened in September 03, 2003, the Administration Council deliberated new destination of remunerative interest over the own capital for the shareholders, with the value of R$ 78,849 mil, corresponding to R$ 0,5281775 with shares on thousand (R$ 71,777 thousand of tax at source on net income), with total therefore of R$ 147,249 thousand until the 3rd quarter of 2003 (R$ 133,960 thousand of tax at source on net income).

04.01 – NOTES

The respective values of income to the shareholders, referring to the deliberation of September 2003, will be decided by the Council of Administration opportunely.

The aforementioned interest payments have been posted as a deduction from the existing balance of the retained earnings account as of December 31, 2002, as per the Balance Sheet approved by the Annual Shareholders Meeting held on April 25, 2003.

According to the provisions of Paragraph 7 of Article 9, Law 9249/95, the interest on equity capital paid out to shareholders thus credited or paid may be added to the amount of dividend payout as contemplated in Article 202 of Law 6404/76 and Paragraph 3 of Article 31, of the Corporate By-laws.

15 FINANCIAL INCOME (EXPENSES)

	09.30.03		09.30.02	
	Quarter	Accumulated	Quarter	Accumulated
Income				
Yield - Money market investments	15,107	52,590	13,877	41,040
Interest on amounts due by the State Government Secretarat of Finance	11,000	19,317	2,314	6,576
Other	72	721	139	226
	26,179	72,628	16,330	47,842
Expenses				
Financial charges on Loans	(3,734)	(10,971)	(2,504)	(6,836)
CPMF	(1,469)	(4,137)	(1,289)	(3,727)
Interest on the own capital	(78,849)	(147,249)	(32,000)	(86,353)
RGR Financial Charges	(279)	(837)	(279)	(837)
Tax Charges - CETEMEQ	(300)	(884)	(226)	(1,074)
Other	(28)	(878)	(333)	(1,324)
	(84,659)	(164,956)	(36,631)	(100,151)

16 INCOME TAX AND SOCIAL CONTRIBUTION

CTEEP makes monthly provisions for income tax and social contribution on income on an accrual basis, determining taxes based on suspension and reduction balance sheets.

16.1 Reconciliation of Income Tax and Social Contribution

Tax expenses are determined based on tax rates currently in force, amounting to 34%, of which 25% refers to income tax and 9% to social contribution.

04.01 – NOTES

	Quarter			
	09.30.03		09.30.02	
	Income Tax	Social Contribution	Income Tax	Social Contribution
Pretax Income	6,487	6,487	39,201	39,201
Taxes under Dispute - COFINS	3,333	-	3,130	-
Provision for Labor Contingency	16,379	16,379	815	815
Provision for Tax Contingency - INSS	-	-	2,352	2,352
Provision for Tax Contingency - IPTU	3,574	3,574	2,066	2,066
Provision for Civil Contingency	-	-	270	270
Provision for the Program of Volunteer Dismissal	11,865	11,865	-	-
Negative goodwill on investment purchase	7,602	5,168	7,602	5,168
Reversal of Provisions	(6,545)	(6,545)	(6,710)	(6,710)
Offset negative calculation base - Limited to 30%		(11,078)		-
Other	48		26	
Income - Tax Basis	42,743	25,850	48,752	43,162
Tax rate of 15%	(6,412)		(7,313)	
Tax rate of 10%	(4,268)		(4,869)	
Tax rate of 9%		(2,327)		(3,884)
Fiscal incentives	86		-	
Provision for Income Tax and Social Contribution	(10,594)	(2,327)	(12,182)	(3,884)
Deferred Income Tax and Social Contribution	4,704	1,693	1,445	660
Income Tax and Social Contribution Tax	(5,890)	(634)	(10,737)	(3,224)

	Accumulated			
	09.30.03		09.30.02	
	Income Tax	Social Contribution	Income Tax	Social Contribution
Pretax Income	52,562	52,562	59,630	59,630
Taxes under Dispute - COFINS	9,140	-	8,226	-
Provision for Labor Contingency	19,677	19,677	4,936	4,936
Provision for Tax Contingency - INSS	-	-	2,352	2,352
Provision for Tax Contingency - IPTU	7,302	7,302	6,041	6,041
Provision for Civil Contingency	-	-	270	270
Provision for wage adjustment	3,324	3,324	-	-
Provision for the Program of Volunteer Dismissal	11,865	11,865	-	-
Negative goodwill on investment purchase	22,805	15,503	22,805	15,503
Reversal of Provisions	(14,886)	(14,886)	(15,049)	(15,049)
Offset negative calculation base - Limited to 30%		(28,604)		-
Other	116		73	
Income - Tax Basis	111,905	66,743	89,284	73,683
Tax rate of 15%	(16,786)		(13,393)	
Tax rate of 10%	(11,172)		(8,910)	
Tax rate of 9%		(6,007)		(6,631)
Fiscal incentives	478		-	
Provision for Income Tax and Social Contribution	(27,480)	(6,007)	(22,303)	(6,631)
Deferred Income Tax and Social Contribution	6,460	2,326	8,573	3,061
Income Tax and Social Conribution Tax	(21,020)	(3,681)	(13,730)	(3,570)

17 CONCESSIONS

According to Governmentar Decree Ordinance nº. 185, of June 06, 2001, issued by Ministry of Mines and Energy - MME, the concession term for explotation of electric energy utility service composing the Basic Network was extended for 20 years, starting on July 08, 1995.

On June 20, 2001, the agreement of Concession of Electric Power Transmission Utility Service was entered into by and between CTEEP and the Granting Authority, thorough the National Agency of Electric Energy – ANEEL.

The concession agreement under reference was amended on December 14, 2001, in view of the taking over of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. by CTEEP. The terms initially agreed to were maintained, except for the permitted annual revenue level, which will be reduced by 0.58% in July of 2002 and be decrease by 3.56% in July of 2003, equivalent to 50% of efficiency gains.

18 FINANCIAL INSTRUMENTS

Book values of financial instruments as assets and liabilities, when compared to the amounts that could be obtained by trading them in an active market and, in their absence, at net present value adjusted based on the current market interest rate, are substantially close to their corresponding market values.

19 INDEPENDENT ACCOUNTANTS

For the purposes to the Circular Letter/CVM/SEP/SNC/nº 02/2003, of March 2002, CTEEP hereby represents that the services provided to the Company by Trevisan Auditores Independentes throughout the third biannual of 2003 are limited to auditing services only.

04.01 – NOTES

20 CASH FLOW

STATEMENT OF CASH FLOW FOR THE PERIOD ENDED
(In thousands of Reais)

	09.30.03	06.30.03
CASH FLOW FROM THE OPERATING ACTIVITIES		
Customers' receives	629,000	402,893
Other receives	6,033	4,160
Payments to suppliers	(91,460)	(64,012)
Payments to employees	(222,495)	(148,453)
Taxes and contributions	(79,536)	(52,704)
	241,542	141,884
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase from fixed assets disposals	(121,469)	(59,182)
CASH FLOW FROM FINANCING ACTIVITIES		
Incomes of financial investments	42,036	30,027
Loan payment for loans	(48,430)	(39,780)
Interests on own capital and dividends	(120,058)	(58,062)
Bank expenses - CPMF	(4,108)	(2,585)
Other	(837)	(558)
	(131,397)	(70,958)
CASH FLOW FROM NON-OPERATING ACTIVITIES		
Other income (1)	75,537	42,261
Other expenses (2)	(166,456)	(162,895)
	(90,919)	(120,634)
DECREASE OF NET CASH BALANCE	(102,243)	(108,890)
DEMONSTRATION OF NET CASH VARIATION		
In the beginning of the period	375,401	375,401
At the end of the period	273,158	266,511
	(102,243)	(108,890)

(1) They refer basically to values received from General Office of State of the Businesses of Finance.
(2) They refer the cession of credits of CESP basically, vide Note 5.2

01837-6 CTEEP-CIA DE TRANSM DE ENERGIA ELÉTR. PAULISTA 02.998.611/0001-04

05.01 – COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER

The Company's main source of revenue comes from the use of its transmission system by the dealers of electrical utilities upon the payment of the annual tariffs established by ANEEL Resolution 306, in force up to June 30, 2004, and subject to the installations of the Basic Network and Connection.

Deduction from Gross Income comprehends the Quota for Global Reversion Reserve ("RGR"), the COFINS Tax, the Social Integration Programs-PIS/PASEP Tax and the Local Tax-ISSQN, which represented 6.54% of the gross operating income. As a result, the Net Income was R$ 237,593 thousand, a 20.77% increase when compared with the same quarter of the prior year.

Operating Expenses subject to direct management by the Administration (Personnel, Materials, Outsourcing and Other), amounting to R$ 115,719 thousand, represented 48.70% of net income. Other highlights are the amounts under Depreciation and Provision for Contingencies, totaling R$ 58,933 thousand or 24.80% of net income.

As a result of the above comments, Gross Income totaled R$ 62,941 thousand, as compared with R$ 53,542 thousand in the same quarter of the prior year.

The negative Financial Income of R$ 51,379 thousand includes financial revenues amounting to R$ 32,541 thousand, mostly represented by income from financial investments and financial expenses amounting to R$ 83,920 thousand, mostly represented by interest on equity capital allocated to shareholders for a total of R$ 78,849 thousand.

After the appropriation of provisions and deferrals relating to Income Tax and Social Contribution Tax, amounting to R$ 6,524 thousand, the Company earned, in the quarter, a Net Income of R$ 78,812 thousand, equivalent to R$ 0,53 per thousand shares, higher by 37.69% when compared with equal quarter in the prior year.

01837-6 CTEEP-CIA DE TRANSM DE ENERGIA ELÉTR. PAULISTA 02.998.611/0001-04

16.01 – OTHER RELEVANT INFORMATION FOR THE COMPANY

In compliance with Corporate Governance practice, we have disclosed information on the Company's Shareholding interest, including the holders of more than 5% of the Voting Capital.

1 COMPANY OWNERSHIP

	09.30.03 - Amount of Shares - In Units					
	Common	%	Preferred	%	Total	%
State São Paulo Government & Associatede Companies - (Control)						
State Department	33,134,660,880	52.97	6,321,251,879	7.29	39,455,912,759	26.43
Banco Nossa Caixa S.A.	5,136,117,240	8.21	7,686,364,200	8.86	12,822,481,440	8.59
Companhia do Metropolitano de São Paulo - METRÔ	1,979,332,142	3.16	-	-	1,979,332,142	1.33
Other	82,932,929	0.13	153,576,465	0.18	236,509,394	0.15
	40,333,043,191	64.47	14,161,192,544	16.33	54,494,235,735	36.50
Other (outstanding stocks)						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,626,881,775	53.76	52,787,718,285	35.36
Federal Govermment	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Part S.A. BNDESPAR	-	-	2,950,169,191	3.40	2,950,169,191	1.98
Providence Cashbook for Banco do Brasil employees	296,439,000	0.47	1,348,157,697	1.55	1,644,596,697	1.10
CESP Foundation	-	-	1,564,300,000	1.80	1,564,300,000	1.05
LIGHTPAR - Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
Fundação Petrobrás de Seguridade Social - PETROS	-	-	902,700,000	1.04	902,700,000	0.60
Wisteria Holdings	691,424,140	1.11	6,400,000	0.01	697,824,140	0.47
The Bank of New York - ADR Department	36,999,000	0.06	100,786,200	0.12	137,785,200	0.09
Directors	-	-	212,710	-	212,710	-
Administration Council	32	-	103,807	-	103,839	-
Fiscal Council	-	-	-	-	-	-
Other(1)	5,483,769,963	8.76	18,086,278,469	20.86	23,570,048,432	15.79
	22,225,619,612	35.53	72,565,179,649	83.67	94,790,799,261	63.50
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(1)This includes shareholders that hold an interest not exceeding 5% of the voting stock on an individual basis.

01837-6 CTEEP-CIA DE TRANSM DE ENERGIA ELÉTR. PAULISTA 02.998.611/0001-04

16.01 – OTHER RELEVANT INFORMATION FOR THE COMPANY

	09.30.02 - Amount of Shares - In Units					
	Common	%	Preferred	%	Total	%
State São Paulo Government &						
Associatede Companies - (Control)						
State Department	33,134,660,880	52.97	6,321,251,879	7.29	39,455,912,759	26.43
Banco Nossa Caixa S.A.	5,136,117,240	8.21	7,686,364,200	8.86	12,822,481,440	8.59
Companhia do Metropolitano de						
São Paulo - METRÔ	1,979,332,142	3.16	-	-	1,979,332,142	1.33
Other	82,932,929	0.13	153,576,465	0.18	236,509,394	0.15
	40,333,043,191	64.47	14,161,192,544	16.33	54,494,235,735	36.50
Other (outstanding stocks)						
Centrais Elétricas Brasileiras S.A. -						
ELETROBRÁS	6,160,836,510	9.85	46,626,881,775	53.76	52,787,718,285	35.36
Federal Govermment	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Part S.A. BNDESPAR	-	-	2,950,169,191	3.40	2,950,169,191	1.98
Providence Cashbook for						
Banco do Brasil employees	296,439,000	0.47	1,348,157,697	1.55	1,644,596,697	1.10
Fundação Petrobrás de Seguridade						
Social - PETROS	-	-	1,057,600,000	1.22	1,057,600,000	0.71
LIGHTPAR - Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
Cypress Corporation	691,424,140	1.11	6,400,000	0.01	697,824,140	0.47
Serpros Fundo Multipatrocinado	-	-	353,700,000	0.41	353,700,000	0.24
The Bank of New York -						
ADR Department	36,999,000	0.06	137,788,200	0.16	174,787,200	0.12
Directors	-	-	212,710	-	212,710	-
Administration Council	31	-	103,808	-	103,839	-
Fiscal Council	-	-	-	-	-	-
Other(1)	5,483,769,964	8.76	19,104,976,468	22.03	24,588,746,432	16.46
	22,225,619,612	35.53	72,565,179,649	83.67	94,790,799,261	63.50
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(1)This includes shareholders that hold an interest not exceeding 5% of the voting stock on an individual basis.

16.01 – OTHER RELEVANT INFORMATION FOR THE COMPANY

2. SHARES OF SHAREHOLDERS THAT HOLD AN INTEREST EXCEEDING 5% OF THE VOTING STOCK

	09.30.03 - Amount of Shares - In Units					
	Common	%	Preferred	%	Total	%
Banco Nossa Caixa S.A						
State Department	35,678,562	99.99	-	-	35,678,562	99.99
Other	17	0.01	-	-	17	0.01
	35,678,579	100.00	-	-	35,678,579	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	264,328,120,835	58.41	17,595,460,180	20.70	281,923,581,015	52.45
BNDESPAR	67,789,960,070	14.98	532,937,780	0.63	68,322,897,850	12.71
FND	22,810,794,898	5.04	-	-	22,810,794,898	4.24
Other	97,582,887,747	21.57	66,862,359,370	78.67	164,445,247,117	30.60
	452,511,763,550	100.00	84,990,757,330	100.00	537,502,520,880	100.00
BNDESPAR						
BNDES	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

	09.30.02 - Amount of Shares - In Units					
	Common	%	Preferred	%	Total	%
Banco Nossa Caixa S.A						
State Department	35,678,562	99.99	-	-	35,678,562	99.99
Other	17	0.01	-	-	17	0.01
	35,678,579	100.00	-	-	35,678,579	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	264,328,120,835	58.41	17,592,868,180	20.70	281,920,989,015	52.45
BNDESPAR	65,289,960,070	14.43	532,937,780	0.63	65,822,897,850	12.25
FND	22,810,794,898	5.04	-	-	22,810,794,898	4.24
Other	100,082,887,747	22.12	66,864,951,370	78.67	166,947,839,117	31.06
	452,511,763,550	100.00	84,990,757,330	100.00	537,502,520,880	100.00
BNDESPAR						
BNDES	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

01837-6 CTEEP-CIA DE TRANSM DE ENERGIA ELÉTR. PAULISTA 02.998.611/0001-04

17.01 – REPORT ON SPECIAL REVIEW – UNQUALIFIED

(A free translation from the original in Portuguese)

To the Board of Directors and Shareholders of
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
São Paulo - SP

1 We have made a special review on the Quarterly Information (ITR) of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista for the quarter ended on September 30, 2003, comprising the balance sheet, the statement of income, the performance report and the relevant information, prepared under the responsibility of the company's management.

2 Our review was performed in agreement with specific standards laid down by the Brazilian Institute of Independent Accountants – Ibracon, together with the Brazilian Federal Council of Accountancy - CFC, and consisted mainly in: (a) inquiries and discussion with management personnel in charge of the Company accounting, financial and operating areas regarding the principal criteria adopted in preparing quarterly information and (b) review of information and subsequent events that have had or may have material effects on the financial position and operations of the Company.

3 Based on our special review, we are not aware of any material change that should be made in the quarterly information referred to in Paragraph 1, to be presented in accordance with accounting practices adopted in Brazil, applied pursuant to the standards laid down by the Brazilian Securities and Exchange Commission and specifically applicable to the preparation of mandatory quarterly information

4 We have audited the balance sheet as of June 30, 2003 and the statement of income for quarter ended at September 30, 2002, shown for comparison purposes, and we have issued an unqualified special review report dated July 31 2003 and October 25, 2002, respectively.

São Paulo, October 17, 2003

TREVISAN
Auditores Independentes
CRC 2 SP 013439/O-5

ORLANDO OCTÁVIO DE FREITAS JÚNIOR
Partner – Accountant
CRC 1 SP 178871/O-4

Trevisan

REPORT ON SPECIAL REVIEW – UNQUALIFIED

(A free translation from the original in Portuguese)

To the Board of Directors and Shareholders of
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
São Paulo - SP

1 We have made a special review on the Quarterly Information (ITR) of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista for the quarter ended on September 30, 2003, comprising the balance sheet, the statement of income, the performance report and the relevant information, prepared under the responsibility of the company's management.

2 Our review was performed in agreement with specific standards laid down by the Brazilian Institute of Independent Accountants – Ibracon, together with the Brazilian Federal Council of Accountancy - CFC, and consisted mainly in: (a) inquiries and discussion with management personnel in charge of the Company accounting, financial and operating areas regarding the principal criteria adopted in preparing quarterly information and (b) review of information and subsequent events that have had or may have material effects on the financial position and operations of the Company.

3 Based on our special review, we are not aware of any material change that should be made in the quarterly information referred to in Paragraph 1, to be presented in accordance with accounting practices adopted in Brazil, applied pursuant to the standards laid down by the Brazilian Securities and Exchange Commission and specifically applicable to the preparation of mandatory quarterly information

4 We have audited the balance sheet as of June 30, 2003 and the statement of income for quarter ended at September 30, 2002, shown for comparison purposes, and we have issued an unqualified special review report dated July 31 2003 and October 25, 2002, respectively.

São Paulo, October 17, 2003

ORLANDO OCTÁVIO DE FREITAS JÚNIOR
Partner – Accountant
CRC 1 SP 178871/O-4
Trevisan Auditores Independentes
CRC 2 SP 013439/O-5

01837-6 CTEEP-CIA DE TRANSM DE ENERGIA ELÉTR. PAULISTA 02.998.611/0001-04

TABLE OF CONTENTS

Group	Table	Description	Page
01	01	Identification	1
01	02	Headquarters	1
01	03	Director of Investor Relations (Corporate mail address)	1
01	04	Quarterly Report - ITR Reference	1
01	05	Company's Ownership	2
01	06	Company Profile	2
01	07	Subsidiaries/ Associated companies not included in the consolidated financial statements	2
01	08	Cash	2
01	09	Paid-up Capital Stock and changes in the current year	3
01	10	Director of Investor Relations	3
02	01	Balance Sheet – Assets	4
02	02	Balance Sheet – Liabilities and Shareholders Equity	5
03	01	Statement of Income	7
04	01	Notes	9
05	01	Comment on Company's Performance in the Quarter	29
16	01	Other Information Deemed Relevant by the Company	30
17	01	Special Review Report	33